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                                 Exhibit 21.1

                                 SUBSIDIARIES


1. Resource Bank, a Virginia corporation, is a wholly-owned subsidiary of Resource Bankshares Corporation.

2. Resource Service Corporation, a Virginia corporation, is a wholly owned subsidiary of Resource Bank.

3. Resource Capital Trust I, a Delaware business trust, is a wholly-owned subsidiary of Resource Bankshares Corporation.